UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  _______)*

Aries Maritime Transport Limited

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G0474B105

(CUSIP Number)

Gerald Jaeger
Chief Financial Officer
S. Goldman Advisors, LLC
641 Lexington Avenue, 18th Floor
New York, NY 10022
(212) 404-5732

with a copy to:

John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G0474B105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S. Goldman Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) BD

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 2,500,000 shares to be issued and held outright and (ii) 5,000,000 shares that may be acquired upon exercise of warrants to be issued.  See Items 5 and 6.

SCHEDULE 13D
CUSIP No. G0474B105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Sheldon M. Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The number of shares listed as beneficially owned by the Reporting Person consists of (i) 2,500,000 shares to be issued and held outright and (ii) 5,000,000 shares that may be acquired upon exercise of warrants to be issued.  See Items 5 and 6.

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Aries Maritime Transport Limited, a Bermuda company (the “Issuer”).  The principal executive offices of the Issuer are located at 18, Zerva Nap. Str., Glyfada, Athens, 166 75, Greece.

Item 2.  Identity and Background.

(a)           This Statement is being filed on behalf of S. Goldman Advisors, LLC, a Delaware limited liability company (“Goldman Advisors”), and its sole member, Mr. Sheldon M. Goldman (together, the “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

(b)           The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 18th Floor, New York, NY, 10022.

(c)           Goldman Advisors provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and debt private placements, as well as to underwriting for debt and equity securities.  Mr. Goldman is the sole member and Senior Managing Director of Goldman Advisors.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Goldman Advisors is a Delaware limited liability.  Mr. Goldman is a citizen of the United States of America.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement, dated as of October 22, 2009, a copy of which is attached to this Statement as Exhibit 99.1 and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Financial Advisory Engagement Letter, dated as of June 24, 2009 (the “Engagement Letter”), between Grandunion Inc. (“Grandunion”) and Goldman Advisors, Grandunion agreed to issue, or cause the Issuer to issue, to Goldman Advisors or its designees 2,500,000 shares of Common Stock (the “Shares”) and 5,000,000 warrants for an equal number of shares of Common Stock (the “Warrants”).  The Shares and Warrants are to be issued as compensation to Goldman Advisors for financial advisory services provided to Grandunion in connection with Grandunion’s acquisition of 18,977,778 shares of Common Stock on October 13, 2009 as described in a Schedule 13D/A (the “Grandunion Schedule 13D”) filed by Grandunion on October 22, 2009 (the “Grandunion Transaction”).  As a result of the consummation of the Grandunion Transaction on October 13, 2009, Goldman Advisors became entitled to receive the Shares and Warrants, although the Shares and Warrants have not been issued to Goldman Advisors as of the date hereof.

Item 4.  Purpose of Transaction.

As described in Item 3, Goldman Advisors will acquire the Shares and Warrants as compensation under the Engagement Letter in connection with the consummation of the Grandunion Transaction.

As a result of the Grandunion Transaction, and as described in the Grandunion Schedule 13D, Grandunion obtained control of the Issuer.  As also described in the Grandunion Schedule 13D, Focus Maritime Corp., an affiliate of Grandunion (“Focus”), acquired $144,900,000 in aggregate principal amount of the Issuer’s 7% convertible senior notes due 2015 (the “Senior Notes”), which are convertible into an aggregate of approximately 193,200,000 shares of Common Stock at a price of $0.75 per share.

Except for the Engagement Letter, the Reporting Persons are not party to any agreements, arrangements or understandings with Grandunion or any other person relating to the foregoing transactions.

Subject to any legal restrictions on its ability to do so, as the 2,500,000 Shares are to be received as compensation for services, Goldman Advisors plans to dispose of all or a significant portion of such Shares, once they are issued, depending on general economic, stock market and business conditions, pursuant to registration statements to be filed by the Company under the registration rights agreement described in Item 6, Rule 144, when available, or transactions exempt from registration under the Securities Act of 1933, as amended.  Any determination as to the disposition of the Warrants, once they are issued, and/or the underlying shares of Common Stock will depend on, among other things, general economic, stock market and business conditions.  The Reporting Persons intend to review continuously their position in the Issuer.

In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

As contemplated by the Engagement Letter, the Board of Directors of the Issuer has determined to engage Goldman Advisors as its financial advisor.  From time to time, as financial advisor, Goldman Advisors may participate in discussions with the Issuer or third parties regarding changes in the operations, management or capital structure of the Issuer, including matters that relate to or that might result in any of the transactions or actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, Goldman Advisors may assist Focus in selling all or a portion of the Senior Notes described above.

Except as set forth in this Item 4 (including the matters set forth in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the transactions or actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right, in light of its continuing analysis as described above and its ongoing evaluation of the business prospects of the Issuer, general economic and business conditions, stock market conditions and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

(a)           Each of the Reporting Persons beneficially owns 7,500,000 shares of Common Stock, consisting of the 2,500,000 Shares to be issued to Goldman Advisors and the 5,000,000 shares of Common Stock issuable upon exercise of the Warrants to be issued to Goldman Advisors, which shares represent in the aggregate approximately 13.5% of the 47,939,655 shares of Common Stock outstanding as of October 13, 2009, based upon representations made by the Issuer in connection with the issuance of the Senior Notes described above, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.  If all $145,000,000 in aggregate principal amount of the outstanding Senior Notes were converted into Common Stock, such percentage would be approximately 3.0%.

(b)           By virtue of the relationship reported under Item 2, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,500,000 shares of Common Stock beneficially owned as described above.

(c)           None, except as described in this Statement.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Engagement Letter, Goldman Advisors acted as financial advisor to Grandunion in connection with the Grandunion Transaction and will receive the Shares and Warrants as compensation for the provision of such financial advisory services.  The Shares and Warrants have not yet been issued to Goldman Advisors or its designees, and Goldman Advisors is in discussions regarding the issuance thereof.  As contemplated by the Engagement Letter, the Warrants are to be exercisable in whole or in part from time to time for at least six years from the date of their issuance at an exercise price of $2.00 per share (such amount to be payable by cashless net exercise), are to contain terms and conditions no less favorable to Goldman or its designees as the terms and conditions of the warrants issued in connection with the issuance of the Senior Notes on October 13, 2009, and are to be freely transferable.  In accordance with the terms of the Engagement Letter, Grandunion agreed to cause the Issuer to enter into a registration rights agreement with Goldman Advisors or its designees on terms and conditions no less favorable to the holders of the Shares and Warrants as the terms and conditions of the registration or similar rights granted in connection with the issuance of the Senior Notes on October 13, 2009.

As contemplated by the Engagement Letter, the Board of Directors of the Issuer has determined to engage Goldman Advisors as its financial advisor.  Goldman Advisors has no further obligations to Grandunion under the Engagement Letter.  However, Goldman Advisors may advise and assist Focus in selling all or a portion of the Senior Notes currently owned by it, in which case Goldman Advisors may enter into a financial advisory agreement with Focus relating to the sale of such Senior Notes.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of October 22, 2009, by and between S. Goldman Advisors, LLC and Sheldon M. Goldman.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009

S. Goldman Advisors, LLC

By:	/s/ Sheldon M. Goldman
	Name:	Sheldon M. Goldman
	Title:	Senior Managing Director

/s/ Sheldon M. Goldman
Sheldon M. Goldman